EXHIBIT 3.6
CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
USA TRUCK, INC.

USA Truck, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “General Corporation Law”) hereby certifies as follows:

FIRST:  That the Board of Directors of the Corporation, at a meeting duly called and held on January 25, 2006, adopted a resolution proposing and declaring advisable the amendment to the Restated and Amended Certificate of Incorporation (as previously amended, the “Certificate of Incorporation”) of the Corporation set forth below, and calling for the submission of said amendment to the stockholders of the Corporation for their consideration.

SECOND:  That at the annual meeting of the stockholders duly called and held on May 3, 2006, the stockholders of the Corporation consented to and adopted this amendment.

THIRD:  That this amendment was duly adopted in accordance with the General Corporation Law and the constituent documents of the Corporation.

FOURTH:  That the first paragraph of Article FOURTH of the Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

FOURTH:  The total number of shares of all classes of stock that the Corporation shall have authority to issue is Thirty-One Million (31,000,000), consisting of Thirty Million (30,000,000) shares of Common Stock, having a par value of $.01 per share, and One Million (1,000,000) shares of Preferred Stock, having a par value of $.01 per share.

THE UNDERSIGNED, being the President of the Corporation, does make this certificate, hereby declaring and certifying, under penalties of perjury, that this is the act and deed of the Corporation, duly adopted by its stockholders pursuant to the General Corporation Law, and the facts stated herein are true, and accordingly have hereunto set in my hand this 16th day of May, 2006.

USA TRUCK, INC.

By: /s/ Jerry D. Orler
       Jerry D. Orler
       President